CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-263376) of UBS AG and on Form S-3 (No. 333-111572) of Corporate Asset Backed Corporation of our report dated March 28, 2024, relating to the financial statements of Credit Suisse AG and its subsidiaries (the "Bank"), which appears in the Bank's Annual Report on Form 20-F for the year ended December 31, 2023.

/s/ PricewaterhouseCoopers AG

Zurich, Switzerland
March 28, 2024

PricewaterhouseCoopers AG, Birchstrasse 160, Postfach, CH-8050 Zurich, Switzerland
T: +41 58 792 44 00, www.pwc.ch